WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

Please enter inputs in the orange cells	
Company name	Gaia Therapeat COS LLC
Total target loan amount	$250,000
Multiple for investors	1.50
% of revenues	10%
Early Bird terms?	No
Early Bird loan amount	
Early Bird multiple for investors	
Year of disbursal	2022
Quarter of disbursal	Q1
Grace period quarters	1
Quarter repaid	Q2, 2024
Years to repay	2.50
Non Early Bird loan amount	$250,000
Non Early Bird repayment amount	$375,000
Early Bird loan amount	$0
Early Bird repayment amount	$0
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$250,000
Total repayment amount	$375,000

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2022	2022	$300,000	$0	$0	$375,000
Q2, 2022	2022	$300,000	$30,000	$30,000	$345,000
Q3, 2022	2022	$300,000	$30,000	$60,000	$315,000
Q4, 2022	2022	$300,000	$30,000	$90,000	$285,000
Q1, 2023	2023	$500,000	$50,000	$140,000	$235,000
Q2, 2023	2023	$500,000	$50,000	$190,000	$185,000
Q3, 2023	2023	$500,000	$50,000	$240,000	$135,000
Q4, 2023	2023	$500,000	$50,000	$290,000	$85,000
Q1, 2024	2024	$800,000	$80,000	$370,000	$5,000
Q2, 2024	2024	$800,000	$80,000	$375,000	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2022	$1,200,000	$90,000	$90,000	$375,000
2023	$2,000,000	$200,000	$290,000	$85,000
2024	$3,140,000	$314,000	$375,000	$0